NO ACT

PE
1-15-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001042

uary 15, 2009

Kenneth L. Wagner
Vice President, Assistant General Counsel
and Assistant Secretary
Chief Compliance Officer
Peabody Energy Corporation
701 Market Street
St. Louis, MO 63101-1826

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 1-15-09

Re: Peabody Energy Corporation

Dear Mr. Wagner:

This is in regard to your letter dated January 13, 2009 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Peabody Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Peabody Energy therefore withdraws its December 30, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

Peabody

PEABODY ENERGY

701 Market Street
St. Louis, Missouri 63101-1826
314.342.3400

KENNETH L. WAGNER
Vice President, Assistant General Counsel
and Assistant Secretary
Chief Compliance Officer

Direct: 314.342.7994
kwagner@peabodyenergy.com

January 13, 2009

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Peabody Energy Corporation – Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter serves to inform you that Peabody Energy Corporation (the "Company") hereby withdraws its letter dated December 30, 2008 to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission requesting that the Staff take a "no-action" position with respect to the Company's omission from its proxy statement and proxy to be filed and distributed in connection with its 2009 annual meeting of stockholders of a proposal (the "Proposal") it received from the AFL-CIO Reserve Fund (the "Proponent"). The Proponent has indicated to the Company that it is withdrawing the Proposal. A copy of the Proponent's signed letter to the Company withdrawing the Proposal is attached hereto as Exhibit A.

If you need any additional information regarding this matter, please do not hesitate to contact the undersigned at 314-342-7994.

Sincerely,

Kenneth L. Wagner

cc: AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 13, 2009

Sent by Electronic Mail

Mr. Kenneth L. Wagner, Vice President, Assistant
General Counsel and Assistant Corporate Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

Dear Mr. Wagner:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I hereby withdraw the Health Care Reform proposal (the "Proposal") submitted for the 2009 annual meeting of shareholders, with the understanding that Peabody (the "Company") agrees to add a reference to the Institute of Medicine's principles for health care reform in its commitment to health care reform. If you have any questions, please contact Rob McGarrah at (202) 637-5335.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Exhibit A

Peabody

PEABODY ENERGY

KENNETH L. WAGNER
Vice President, Assistant General Counsel
and Assistant Secretary
Chief Compliance Officer

701 Market Street
St. Louis, Missouri 63101-1826
314.342.3400

Direct: 314.342.7994
kwagner@peabodyenergy.com

RECEIVED
2008 DEC 31 PM 2:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 30, 2008

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Peabody Energy Corporation – Proposal Submitted by the AFL-CIO Reserve Fund

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Peabody Energy Corporation (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2009 annual meeting of stockholders (the "Proxy Materials") a proposal (the "Proposal") it received from the AFL-CIO Reserve Fund (the "Proponent").

The Proposal requests that the Company's Board of Directors (the "Board") "adopt principles for health care reform based upon principles reported by the Institute of Medicine: 1. Health care coverage should be universal. 2. Health care coverage should be continuous. 3. Health care coverage should be affordable to individuals and families. 4. The health insurance strategy should be affordable and sustainable for society. 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable." The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company and pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

The Company, by copy of this letter, hereby notifies the Proponent of its intention to exclude the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), this letter is being submitted to the Staff not fewer than 80 days before the Company intends to file its definitive 2009 Proxy Materials with the SEC. Enclosed herewith are six copies of each of this letter and the Proposal.

Grounds for Omission

The Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal from its proxy statement as relating to management functions if the proposal "deals with a matter relating to the company's ordinary business operations." In *Exchange Act Release No. 34-40018* (May 21, 1998)(the "1998 Release"), the SEC stated that this ordinary business exclusion is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the SEC further explained that the policy underlying the ordinary business exclusion rests on two central considerations:

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. (footnote omitted)

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. (footnote omitted)

The Proposal does not indicate what, if any, impact its adoption is intended to have on the specific health care arrangements that the Company offers to its own employees. If the Proposal aims to change these programs, it impermissibly attempts to "micro-manage" internal corporate decisions regarding issues fundamental to management's ability to run the Company and is therefore excludable under Rule 14a-8(i)(7).

The Proposal also does not indicate what, if any, concrete steps it would have the Company take in relation to universal health care as a social policy issue. If the Proposal seeks to insert the Company into the debate regarding universal health care in which Congress and the Obama administration, as well as many states and localities, will be engaging in 2009, it impermissibly compels the Company's involvement in the political and legislative process surrounding subject matter related to the Company's ordinary business operations and is therefore excludable under Rule 14a-8(i)(7).

The Proposal relates to the provision of health care coverage which, as a component of the benefits package the Company provides to its employees, is part of the Company's day-to-day business operations.

The subject matter of the Proposal is fundamental to the routine operations of the Company and the manner in which it compensates its employees. Shareholders are not practically situated to dictate the tools the Company can use to attract, motivate and manage its highly talented workforce. By interfering in the Company's policy towards and provision of health care coverage, the Proposal, if adopted, would unduly circumscribe the discretion of the Company's management to administer the Company's ordinary business affairs. Members of the Company's management, not shareholders, have the requisite familiarity with the needs of the Company's workforce and the Company's historical experience as a consumer of health insurance services to select the most appropriate mechanisms for the Company to facilitate employee access to health care. Members of the Company's management, including human resources personnel, have the necessary information about the Company's operations, cost structure and competitive posture to assess the complicated circumstances of different categories of employees and to design and administer the most efficient program through which the Company can provide health care insurance, as part of an overall compensation package, to best incentivize each employee. Such managerial decisions based on dynamic inputs are not amenable to oversight and second-guessing by shareholders. *See, e.g., Wyeth* (February 25, 2008)(excluding a proposal to adopt health care principles identical to those in the Proposal); *CVS Caremark Corporation* (January 31, 2008, request for reconsideration denied February 29, 2008)(same).

The Proposal seeks to involve the Company in the political and legislative process with respect to health care reform.

The Staff has regularly allowed the exclusion of proposals under Rule 14a-8(i)(7) on the grounds that they seek to involve companies in the political and legislative process regarding subject matter pertaining to ordinary business issues. *See, e.g., Chrysler Corporation* (February 10, 1992)(excluding a proposal requesting that the company support and lobby for universal health care coverage); *Brunswick Corporation* (February 10, 1992)(excluding a proposal calling for a report that would compare health care systems in various countries and recommend aspects of such systems to be adopted in the United States; the Staff's determination with respect to the exclusion of this proposal was judicially upheld in *New York City Employees Retirement System v. Brunswick Corp.*, 789 F. Supp. 144 (S.D.N.Y. 1992), a decision noting that the proposal was "not limited to corporate policy but seeks to cause the corporation to form national policy." *Id.* at 147). The Proposal also does not allow for the possibility that, in exercising its fiduciary duties, the Board "might conclude that a different approach to health care or lobbying would better serve the interests of the Company and its shareholders." *United Technologies Corporation* (January 31, 2008). The Proposal, if adopted, would oblige the Board "to publicly advocate a particular form of health care coverage to bolster support for the adoption of health care reform in the political and legislative process." *Id.*

In determining whether a proposal's focus involves the ordinary course of a company's business operations, the Staff considers both the proposal and the supporting statement as a whole. *Staff Legal Bulletin No. 14C* (June 28, 2005). The supporting statement for the Proposal underscores the political nature of the Proposal's subject matter when it notes Proponent's opinion that "health care reform also is (sic) a significant issue in the presidential campaign of 2008." The supporting statement also makes reference to public opinion polls and the policy stances of national advocacy organizations such as the Business Roundtable and the National Coalition on Health Care. Such advocacy organizations are appropriate vehicles for participating in a national dialogue about an important public policy issue such as universal health care. The Company's mission is "to be a leading worldwide producer and supplier of sustainable energy solutions, which power economic prosperity and result in a better quality of life." If the Company believes that it can further its mission or enhance shareholder value by participating in the sphere of public policy on issues that are not central to its mission, it should be able to determine whether to do so on its own or in its capacity as a member of an organization such as the Business Roundtable or the National Coalition on Health Care. The Board's mere adoption of the amorphous set of principles in the Proposal will not accomplish any substantive change in the health care situation of the Company's employees or of American businesses and workers in general.

Regardless of whether the Proposal is meant to relate to the Company's decisions about the type of health care to provide to its own workforce or to the broad national policy debate regarding universal health care, the Company believes that the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal does not fall within the exception to exclusion under Rule 14a-8(i)(7) for "significant social policy issues."

The 1998 Release notes that shareholder proposals relating to operations may not be excluded if they focus on significant social policy issues that transcend day-to-day business. The Proposal does not fall within this exception. Although the Proposal raises the public policy issue of health care reform, any tangible steps the Board might take to implement the proposal would primarily impact the Company's ordinary business operations with respect to employee benefits. The Staff has determined that a proposal addressing both ordinary and non-ordinary business matters may be excluded in its entirety when the "thrust and focus of the proposal is on ordinary business matters." *General Motors Corporation* (April 4, 2007). Although its subject matter is the broad issue of health care reform, the Proposal's main thrust and focus is to micro-manage employee benefits decisions that are properly within management's purview. The Staff has agreed that "the mere assertion that a proposal involving employee health care benefits touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant, i.e., its employee benefit plans which are matters dealing with ordinary business operations." *3M*

Company (February 20, 2007, citing *International Business Machines Corporation,* February 19, 1987).

Neither the SEC nor the Staff has found the provision of health insurance coverage, the subject matter of the Proposal, to be a "significant social policy issue." The Staff has consistently concluded that shareholder proposals that would require a board of directors to prepare a report or establish a committee to address health care issues may be excluded on the basis of Rule 14a-8(i)(7) because they relate to ordinary business operations. The Staff has excluded proposals for the adoption of principles with the same language as the Proposal as long as such proposals were accompanied by supporting statements urging the boards of directors to report annually about their implementation of such principles *See, e.g., Wyeth* (cited above); *CVS Caremark Corporation* (cited above). The Staff has also excluded proposals related to health care issues when they call upon boards of directors to establish special committees. See e.g., *General Motors Corporation* (March 24, 2005)(excluding a proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits"); *PepsiCo, Inc.* (March 7, 1991)(excluding a proposal requesting the formation of a board committee to evaluate the impact on the company of various health care reform proposals that national policy makers were considering). The Staff's treatment of no-action requests regarding proposals promoting identical health care reform principles should not vary based solely upon whether each proposal requests the board of directors to prepare an annual report, establish a special committee or adopt a board policy with respect to such principles. In considering such requests, the Staff should focus on the substantive outcome as to whether a proposal's adoption would involve shareholders in a company's ordinary health care administration or force a company to enter a public policy debate with a particular point of view.

The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3) because it contains impermissibly vague and indefinite statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal is excludable under Rule 14a-8(i)(3) because it contains impermissibly vague and indefinite statements.

The Staff has stated that vague and indefinite proposals may be excluded under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). *See also Philadelphia Electric Co.* (July 30, 1992)(excluding as vague and indefinite a proposal relating to the election of a committee of small stockholders to present plans "that will...equate with the gratuities bestowed on management, directors and other employees"); *Alaska Air Group, Inc.* (April 11, 2007)(excluding as vague and indefinite a proposal requesting that the board of the directors "complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance").

The mere adoption of the principles by the Board will not have any effect upon the Company, the health care options for the Company's workforce or the overall health care system in the United States. The adoption of the principles set forth in the Proposal differs from a proposal urging the adoption of a company-wide human rights policy, which the Staff has concluded is not excludable. In *Peabody Energy Corporation* (March 8, 2006), the Staff found that the Company could not exclude a proposal urging the Board to "adopt and implement an enforceable company-wide employee policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and other conventions, including the principles set forth in the proposal." *See also E.I. du Pont de Nemours and Co.* (February 11, 2004); *The TJX Companies, Inc.* (April 5, 2002). Unlike endorsement of the vague public policy goals the Proposal espouses, the adoption of a detailed human rights policy that could be enforced by employees would at least have tangible consequences.

The Proposal does not adequately define the concepts it includes. There is no common understanding of the term "comprehensive health care reform" referenced in the Proposal. The principles in the Proposal contain many other vague and indefinite terms such as "universal," "continuous," "affordable," "sustainable" and "equitable." The Proposal does not even attempt to delineate the intended meaning of these terms.

In addition, the Proposal does not provide sufficient guidance to stockholders or the Board as to the nature and scope of actions that the Proponent wishes the Board to take to implement the Proposal. As a result, in considering the Proposal, the stockholders will not necessarily know what they are voting for and the Board will not necessarily know how to implement the Proposal if it is approved by the stockholders. *See New York City Employees Retirement System v. Brunswick Corp.*(cited above) at 146. ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *Occidental Petroleum Corporation* (February 11, 1991)("The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.")

For these reasons, the Company believes that the Proposal may be omitted from the Proxy Materials because it is impermissibly vague and indefinite and, thus, contrary to Rule 14a-8(i)(3).

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reasons. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at 314-342-7994.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

Kenneth L. Wagner

cc: AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

RECEIVED
NOV 14 2008
LAW DEPARTMENT

November 12, 2008

Sent by FAX and UPS Next Day Air

Mr. Kenneth L. Wagner, Vice President, Assistant
General Counsel and Assistant Corporate Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

Dear Mr. Wagner:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Peabody Energy Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 900 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

RESOLVED: Shareholders of Peabody Energy Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

END